# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Air Transport Services Group, Inc., CIK 0000894081
CUSIP: 00922R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 145 Hunter Drive, Wilmington, Ohio (OH), 45177
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-16-510522
Filed by CIK 0001018724

## Reporting persons
- Amazon.com, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 13,287,023; shared voting power 0; sole dispositive power 13,287,023; shared dispositive power 0; aggregate amount beneficially owned 13,287,023 (19.999% of the class)

## Item 1. Issuer
Name of issuer: Air Transport Services Group, Inc.
Address of issuer's principal executive offices: 145 Hunter Drive Wilmington, OH, 45177

## Item 2. Person Filing
Name of person filing: Amazon.com, Inc.
Address of principal business office or, if none, residence: 410 Terry Avenue North Seattle, Washington 98109
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
13,287,023

On March 8, 2016, pursuant to an Investment Agreement, dated as of March 8, 2016 (the "2016 Investment Agreement"), by Amazon.com, Inc. ("Amazon") and Air Transport Services Group, Inc. (the "Issuer"), the Issuer issued Amazon a warrant ("Warrant-A") to acquire up to 12,810,629 shares of common stock, par value $0.01 ("Common Stock"). On March 8, 2018, pursuant to the 2016 Investment Agreement, the Issuer issued Amazon a warrant ("Warrant-B-1") to acquire up to an additional 1,591,333 shares of Common Stock. On September 8, 2020, pursuant to the 2016 Investment Agreement, the Issuer issued Amazon a warrant ("Warrant-B-2" and together with Warrant-A and Warrant B-1, the "2016 Warrants") to acquire up to an additional 1,591,333 shares of Common Stock, which was subsequently adjusted to 506,530 shares of Common Stock.

On December 20, 2018, pursuant to an Investment Agreement, dated as of December 20, 2018 (the "2018 Investment Agreement"), by and between Amazon and the Issuer, the Issuer issued Amazon a warrant (the "2018 Warrant") to acquire up to an additional 14,801,369 shares of Common Stock.

On May 29, 2020, pursuant to the 2018 Investment Agreement, the Issuer issued Amazon a warrant (the "2020 Warrant") to acquire up to an additional 7,014,804 shares of Common Stock.

On May 6, 2024, the Issuer and Amazon entered into an amendment of the 2016 Investment Agreement and a supplement and amendment to the 2018 Investment Agreement (the "2018 Investment Agreement Amendment"). Pursuant to the 2018 Investment Agreement Amendment, the Issuer issued Amazon a warrant (the "2024 Warrant-A") to acquire up to an additional 2,915,000 shares of Common Stock. On November 8, 2024, pursuant to the 2018 Investment Agreement Amendment, the Issuer issued Amazon a warrant (the "2024 Warrant-B" and together with the 2024 Warrant-A, the "2024 Warrants") to acquire up to an additional 2,915,000 shares of Common Stock.

The 2016 Warrants, the 2018 Warrant, the 2020 Warrant, and the 2024 Warrants are collectively referred to as the Warrants.

As of January 3, 2025, all shares of Common Stock subject to the 2016 Warrants, the 2018 Warrant, and the 2020 Warrant have vested and are exercisable or have been exercised, subject to certain regulatory approvals and the terms and conditions outlined in these Warrants. Shares of Common Stock subject to the 2024 Warrants vest and become exercisable upon the achievement of certain commercial milestones, subject to certain regulatory approvals and the terms and conditions outlined in the 2024 Warrants.

On March 5, 2021, Amazon delivered notices of exercise to the Issuer to acquire vested shares of Common Stock underlying the 2016 Warrants, and as permitted by the terms of the Warrants, Amazon amended the Beneficial Ownership Limitation (as defined below) from 4.999% to 19.999%. The number of shares of Common Stock that are currently exercisable is determined under the Warrants (as amended), which provide that Amazon is prohibited from exercising the Warrants for such number of shares of Common Stock as would result in beneficial ownership by Amazon of Common Stock exceeding 19.999% of all outstanding Common Stock, subject to certain exceptions (the "Beneficial Ownership Limitation"). The number of shares of Common Stock is reported in this statement with reference to the number of shares of outstanding Common Stock as of January 3, 2025. To the extent the number of shares of outstanding Common Stock increases, the number of shares of Common Stock beneficially owned by Amazon would increase. To the extent the number of shares of outstanding Common Stock decreases, the number of shares of Common Stock beneficially owned by Amazon would decrease.

As of January 3, 2025, Amazon.com NV Investment Holdings LLC, a wholly-owned subsidiary of Amazon, is the record holder of 12,741,445 shares of Common Stock. Amazon has sole voting and investment power with respect to these shares of Common Stock.

The number of shares of Common Stock beneficially owned by Amazon was calculated assuming 65,892,861 shares of Common Stock of the Issuer outstanding as of January 3, 2025, as disclosed in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 6, 2025, plus 545,578 shares of Common Stock issuable upon exercise of the remaining Warrants as of January 3, 2025.
Percent of class: 19.999
Sole power to vote or to direct the vote:
13,287,023

See the Second Amended and Restated Stockholders Agreement, dated as of May 6, 2024, by and between the Issuer and Amazon.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,287,023
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Amazon.com, Inc.: /s/ Mark F. Hoffman, Mark F. Hoffman, Vice President and Secretary (02/07/2025)